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Masterworks <notification@masterworks.com>
to me

Sam,

You've managed something that seems impossible....

You've never invested in a Banksy on Masterworks!

He's been one of our most popular artists, with more than 20,000 investors on our platform all-time...

Plus, he's delivered a 32% net annualized return on an exited offering (392 days held). Past performance not indicative of future returns.

Luckily for you, you can start your Banksy collection with a monumental-scale painting, called "one of his most important masterpieces," by a Banksy expert.

It's currently at 86% progress—add it to your collection here, and view the offering circular below.

98% PROGRESS

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Expert referenced is not an investor in Masterworks Offerings. Their endorsement of artwork is not an endorsement of Masterworks.

Previous Masterworks exit featuring artwork by Banksy not included in set of similar sales to live offering (Masterworks 453). Masterworks has offered investments in over 475 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year (not inclusive of unsold works which may be lower).

"Progress" reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.